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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           Notification of Late Filing

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|X| Form 10-KSB  |_| Form 11-K   |_| Form 20-F   |_| Form 10-QSB  |_| Form N-SAR

                  FOR THE FISCAL YEAR ENDED: December 31, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A

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PART I - REGISTRANT INFORMATION

                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
               (Exact Name of Registrant as Specified in Charter)

              204 NW PLATTE VALLEY DRIVE, RIVERSIDE, MISSOURI 64152
                     (Address of Principal Executive Office)

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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-KSB,  11-K,  20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Registrant is unable to timely file its report on Form 10-KSB for the fiscal year ended December 31, 2003 (the "Form 10-KSB") without unreasonable effort or expense. The Registrant has determined that it will be required to restate financial statements from prior periods due to the fact that accounting entries deferring revenues for services not yet provided by the Registrant have been understated. Additionally, revenues for Company financed sales have been understated. Therefore, previously reported revenues for 2002 and the first three quarters of 2003 require restatement. The Registrant's ongoing review and analysis of these revenue deferral entries, financed sales entries, and the restatement have caused a delay in the completion of the Registrant's audit for the fiscal year ended December 31, 2003 and a corresponding delay in the completion in the Form 10-KSB.

On a preliminary unaudited basis, the Registrant currently expects that the restatement will result in a net decrease in total revenues for the 2003 and 2002 fiscal years. The amount of the expected decrease is not quantifiable at this time.


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PART IV - OTHER INFORMATION
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(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

                  Douglas S. Hackett                 (816) 584-8030
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(2)   Have all other periodic reports required (under Section 13 or 15(d) of the
      Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

         |X|   YES       |_|   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

        |_|   YES        |_|   NO

            The extent of any change in the results of operations could not be measured at this time.

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and;  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

            A qualitative and quantitative statement cannot be provided at this time, for reasons set forth in Part III above.

      Innovative Software Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004                   Innovative Software Technologies, Inc.


                                        By: /s/ Douglas S. Hackett
                                           -------------------------------------
                                           Douglas S. Hackett
                                           Chief Executive Officer


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                                    ATTENTION

Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).